UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3/A
Amendment No. 3
RULE 13e-3 TRANSACTION STATEMENT
Under Section 13(e) Of The
Securities Exchange Act Of 1934
CATALINA MARKETING CORPORATION
(Name of the Issuer)
CATALINA MARKETING CORPORATION
L. DICK BUELL
(Names of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
148867104
(CUSIP Number of Class of Securities)
Catalina Marketing Corporation
200 Carillon Parkway
St. Petersburg, Florida 33716
Attn: Christopher Ingham
(727) 579-5020
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement) With copies to

Simpson Thacher & Bartlett LLP	Cravath, Swaine & Moore LLP	Foley & Lardner LLP

2550 Hanover Street Palo Alto, CA 94304 Attn: Richard Capelouto, Esq. (650) 251-5000	Worldwide Plaza 825 Eighth Avenue New York, NY 10019 Attn: Jesse Cuevas (212) 474-1000	100 North Tampa Street Suite 2700 Tampa, FL 33602 Attn: Steven W. Vazquez (813) 229-2300

This statement is filed in connection with (check the appropriate box):

☑	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b. The filing of a registration statement under the Securities Act of 1933.

☐	c. A tender offer.

☐	d. None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐
Check the following box if the filing is a final amendment reporting the results of the transaction:  ☑
Calculation of Filing Fee

Transaction valuation*	$1,579,937,588	Amount of filing fee*	$48,505
*	Calculated solely for the purpose of determining the filing fee. The transaction valuation is determined based upon the sum of (a) the product of (i) the sum of 47,026,705 shares Common Stock and approximately 109,424 restricted stock units and (ii) the merger consideration of $32.50 per share (equal to $1,531,924,193) and (b) the product of options and share appreciation rights to purchase 6,216,598 shares of common stock with exercise prices less than $32.50 and approximately $7.72 (which is the difference between $32.50 and the weighted average exercise price per share) (equal to $48,013,396). In accordance with the Exchange Act Rule 0-11(c), the filing fee was determined by multiplying 0.0000307 by the aggregate transaction valuation of $1,579,937,588.

☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$48,501
Form or Registration No.:	Schedule 14A
Filing Party:	Catalina Marketing Corporation
Date Filed:	May 2, 2007

Introduction
Item 15. Additional Information
Item 16. Exhibits
SIGNATURE

Introduction
     This Amendment No. 3 (this “Final Amendment”) to the Rule 13e-3 Transaction Statement, together with the exhibits hereto (as amended, the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (1) Catalina Marketing Corporation, a Delaware corporation (the “Company” or “Catalina”), the issuer of the Catalina common stock, par value $0.01 per share (“Catalina Common Stock”), that is subject to the Rule 13e-3 transaction and (2) L. Dick Buell (“Buell”). The Company and Buell are referred to herein collectively as the “Filing Persons”.
     This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction which is the subject of the Transaction Statement. The Transaction Statement relates to the Agreement of Merger (the “Merger Agreement”), dated as of April 17, 2007, among the Company, Checkout Holding Corp. (“Parent”), a Delaware corporation, and Checkout Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), which provides for, among other things, the merger of Merger Sub with and into the Company, and the Company continuing as the surviving corporation (the “Merger”).
     The information contained in the definitive proxy statement filed with the SEC on July 9, 2007 (the “Proxy Statement”) under Regulation 14A of the Exchange Act, including all annexes thereto, is filed as Exhibit (a)(1), and the responses to each Item in the Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement.
Item 15. Additional Information
Item 15(b) is hereby amended and supplemented as follows:
     On Monday, August 13, 2007, at the special meeting of Catalina’s stockholders, the Merger Agreement was adopted by the holders of a majority of the outstanding shares of Catalina Common Stock entitled to vote at the special meeting.
     On October 1, 2007, Catalina filed a Certificate of Merger with the Secretary of the State of Delaware. The Merger became effective upon such filing, at which time each share of Catalina Common Stock issued and outstanding immediately prior to the effective time of the Merger, was converted into the right to receive $32.50 in cash, without interest.
     Immediately prior to the effective time of the Merger, all outstanding options to acquire Catalina Common Stock and Catalina SARs became fully vested and immediately exercisable. In connection with the Merger, each option holder or Catalina SAR holder was provided the opportunity to receive cash, without interest, in an amount equal to the product of (1) the total number of shares of Catalina Common Stock subject to each stock option or Catalina SAR held by such holder multiplied by (2) the excess, if any, of $32.50 over the exercise price per share of Catalina Common Stock under such option or Catalina SAR, less any applicable withholding taxes.
     As a result of the Merger, Catalina Common Stock was delisted from the New York Stock Exchange. Catalina expects to file a Form 15 with the SEC in order to deregister Catalina Common Stock under the Exchange Act.
Item 16. Exhibits
     (a) (1) Proxy Statement (incorporated herein by reference to the Proxy Statement).
     (a) (2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).
     (a) (3) Letter to Stockholders (incorporated herein by reference to the Proxy Statement).
     (a) (4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).
     (a) (5) Press Release, dated April 17, 2007 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Catalina Marketing Corporation with the Securities and Exchange Commission on April 17, 2007).
     (a) (6) Letter from L. Dick Buell to Catalina Marketing Corporation’s employees regarding Catalina Marketing Corporation entering into the Merger Agreement with Hellman & Friedman Capital Partners VI, L.P. (incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by Catalina Marketing Corporation with the Securities and Exchange Commission on April 17, 2007).
     (a)(7) Press Release, dated October 1, 2007 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Catalina Marketing Corporation with the Securities and Exchange Commission on October 1, 2007).
     (b) (1) Limited Guarantee, dated April 17, 2007, from Hellman & Friedman Capital Partners VI, L.P. in favor of Catalina Marketing Corporation (incorporated herein by reference to Annex G of the Proxy Statement).
     (c) (1) Opinion of Goldman, Sachs & Co., dated April 17, 2007 (incorporated herein by reference to Annex B of the Proxy Statement).
     (c) (2) Opinion of Lazard Frères & Co. LLC, dated April 17, 2007 (incorporated herein by reference to Annex C of the Proxy Statement).
     (c) (3) Presentation, dated November 9, 2006, prepared by Goldman, Sachs & Co. for the Board of Directors of Catalina Marketing Corporation.*
     (c) (4) Presentation, dated December 13, 2006, prepared by Goldman, Sachs & Co. for the Board of Directors of Catalina Marketing Corporation.*
     (c) (5) Presentation, dated December 22, 2006, prepared by Goldman, Sachs & Co. for the Board of Directors of Catalina Marketing Corporation.*

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     (c) (6) Presentation, dated December 28, 2006, prepared by Goldman, Sachs & Co. for the Board of Directors of Catalina Marketing Corporation.*
     (c) (7) Presentation, dated February 28, 2007, prepared by Goldman, Sachs & Co. for the Board of Directors of Catalina Marketing Corporation.*
     (c) (8) Presentation, dated February 28, 2007, prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Catalina Marketing Corporation.*
     (c) (9) Presentation, dated March 8, 2007, prepared by Goldman, Sachs & Co. for the Board of Directors of Catalina Marketing Corporation.*
     (c) (10) Presentation, dated March 8, 2007, prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Catalina Marketing Corporation.*
     (c) (11) Presentation, dated April 17, 2007, prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Catalina Marketing Corporation.*
     (c) (12) Presentation, dated April 17, 2007, prepared by Goldman, Sachs & Co. for the Board of Directors of Catalina Marketing Corporation.*
     (d) (1) Agreement of Merger, dated as of April 17, 2007, by and among Catalina Marketing Corporation, Checkout Holding Corp., and Checkout Acquisition Corp. (incorporated herein by reference to Annex A of the Proxy Statement).
     (d) (2) Voting Agreement, dated March 8, 2007, between Catalina Marketing Corporation and ValueAct Capital Master Fund, L.P. (incorporated herein by reference to Annex F of the Proxy Statement).
     (d) (3) Voting Agreement, dated April 17, 2007, between Catalina Marketing Corporation and Antaeus Enterprises Inc. (incorporated herein by reference to Annex E of the Proxy Statement).
     (f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex D of the Proxy Statement).
     (g) None.

*	Previously filed

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SIGNATURE
     After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of October 9, 2007

CATALINA MARKETING CORPORATION
By:	/s/ L. Dick Buell
	Name:	L. Dick Buell
	Title:	Chief Executive Officer

/s/ L. Dick Buell
L. Dick Buell

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